Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

June 4, 2020

VIA EDGAR and federal express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller and Suzanne Hayes

Re:	Calliditas Therapeutics AB Amendment No. 1 to Registration Statement on Form F-1 Filed June 1, 2020 CIK No. 0001795579

Dear Mr. Buchmiller and Ms. Hayes:

This letter is being submitted on behalf of Calliditas Therapeutics AB (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registration Statement on Form F-1 filed on June 1, 2020 (“Amendment No. 1”), as set forth in your letter dated June 3, 2020 addressed to Ms. Aguiar-Lucander, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an exhibit only Amendment No. 2 to its Registration Statement on Form F-1 (“Amendment No. 2”), which includes a revised Exhibit 5.1 reflecting responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of this letter and copies of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1

Exhibit 5.1, page II-2

1.                  The legality opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not assume conclusions of law that are necessary for the ultimate opinion. Please revise assumptions (g), (i), (j) and (k) of the legality opinion or tell us why those assumptions are appropriate.

RESPONSE: The Company acknowledges the Staff’s comment and has included a revised Exhibit 5.1 opinion as an exhibit to Amendment No. 2 to address the Staff’s comments.

* * *

Mr. Buchmiller and Ms. Hayes

Division of Corporation Finance

June 4, 2020

Should you have further comments or questions with regard to the foregoing, please contact the undersigned at (212) 813-8885.

Sincerely,

/s/ Michael J. Rosenberg, Esq.

cc:	Renée Aguiar-Lucander, Calliditas Therapeutics AB

Fredrik Johansson, Calliditas Therapeutics AB

Kristopher D. Brown, Esq., Goodwin Procter LLP

James Xu, Esq., Goodwin Procter LLP

Divakar Gupta, Esq., Cooley LLP

Joshua A. Kaufman, Esq., Cooley LLP

Marc A. Recht, Esq., Cooley LLP

Madison A. Jones, Esq., Cooley LLP